SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 10

American Financial Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

025932 10 4
(CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513)  579-2540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2020
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

CUSIP No. 025932 10 4
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carl H. Lindner III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,226,492
8	SHARED VOTING POWER 385,872
9	SOLE DISPOSITIVE POWER 4,064,972
10	SHARED DISPOSITIVE POWER 385,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,450,844 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 10 amends and restates the Schedule 13D originally filed on May 11, 2004, as amended through Amendment No. 9 filed on April 25, 2019 (“Amendment No. 9”)..
Item 1. Security and Issuer.
This Schedule 13D is filed on behalf of Carl H. Lindner III (the “Reporting Person”) with respect to the relative to the no par value Common Stock (the “Common Stock") of American Financial Group, Inc. (“AFG”).
The principal executive offices of American Financial are located at 301 East Fourth Street, Cincinnati, Ohio 45202.
Item 2. Identity and Background.
(a) Carl H. Lindner III
(b) 301 East Fourth Street, Cincinnati, Ohio 45202
(c) Individual Investor
(d) None
(e) None
(f) United States Citizen
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable.
Item 4.     Purpose of Transaction.
The Reporting Person is the Co-Chief Executive Officer and Co-President of AFG and also serves on the Board of Directors.  In these capacities, Mr. Lindner has responsibility for AFG’s management and strategic direction.  Additionally, in his capacity as a shareholder of the Company, Mr. Lindner reviews his investment in the Company on a continuous basis. Mr. Lindner may from time to time acquire additional shares of Common Stock of the Company or dispose of a portion of the shares of Common Stock that he beneficially owns.  Any transactions that Mr. Lindner may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, other investment and business opportunities available to Mr. Lindner, tax and estate planning considerations and other factors.
Other than as described above in this Item 4, Mr. Lindner has no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
As of March 28, 2020, the Reporting Person beneficially owned 5,450,844 shares (or approximately 6.1% of the outstanding shares) of Common Stock, which amount includes 2,623,593 shares held in a trust over which he holds voting and dispositive power; 343,162 shares held by a trust over which his spouse has voting and dispositive power; 838,480 shares held in a limited liability company over which he holds dispositive power; 355,585 shares held by a charitable foundation over which he shares voting and dispositive power; 3,984 shares held in trusts for family members over which he holds voting and dispositive power; 136,040 shares held in two charitable foundations over which he and/or his spouse have or share voting and dispositive power; 1,000,000 shares held in a trust over which he holds voting power; and 150,000 shares issuable upon exercise of employee stock options within 60 days of the date of filing.
Within the 60-day period preceding the date of filing of this Amendment, the Reporting Person had engaged in the following transactions.

Date	Transaction	Number of Shares	Price
2/14/2020	Gifts	13,266	n/a
2/23/2020	Disposition(1)	(8,756)	$110.80/sh
2/25/2020	Acquisition(2)	14,389	n/a
3/26/2020	(3)	1,000,000	n/a

(1)	Represents shares withheld by AFG to satisfy taxes payable in connection with the vesting of previously-awarded shares of restricted stock.
(2)	Represents a grant of restricted stock pursuant to AFG’s stock incentive plan. All shares cliff-vest four years after date of grant.
(3)	On March 26, 2020, the Reporting Person obtained voting power over 1,000,000 shares of Common Stock held in a trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than the Power of Attorney filed as part of Item 7, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the Common Stock.
Item 7.	Material to be Files as Exhibits.
99.1	Power of Attorney

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2020

/s/ Karl J. Grafe Karl J. Grafe, as Attorney-in-Fact for Carl H. Lindner III